SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

(Exit Filing)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
566330106
(CUSIP Number)
February 1, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 566330106

1.	NAMES OF REPORTING PERSONS VSS-Southern Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 725,000*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 725,000*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.20%**
12.	TYPE OF REPORTING PERSON OO, HC
* The shares reported in the table above represent shares of The Marcus Corporation (the “Issuer”) held by Southern Margin Loan SPV, LLC, a Delaware limited liability company (the “SPV”).  VSS-Southern Holdings LLC, a Delaware limited liability company (the “Reporting Person”) owns 100% of the membership units of the SPV and is managing member of the SPV.  As a result, the Reporting Person has sole voting and dispositive power with respect to the shares held by the SPV and may be deemed beneficial owner. On February 1, 2019, the SPV acquired 2,450,000 shares of the Issuer’s common stock as part of the purchase price in connection with the previously announced Asset Purchase Agreement among the Issuer, MMT Texny, LLC and MMT Lapagava, LLC (collectively, the “Company”) and VSS-Southern Theatres LLC, Movie Tavern, Inc., Movie Tavern Theatres, LLC and TGS Beverage Company, LLC (collectively, the “Sellers”) pursuant to which the Company agreed to acquire the Movie Tavern branded movie theatre business from the Sellers.  On February 6, 2019, the SPV completed the sale (the “Sale”) of 1,725,000 shares of Issuer’s common stock in an underwritten, public secondary offering. Immediately following the Sale, the SPV held 725,000 shares of the Issuer’s common stock and consequently the Reporting Person beneficially owned 3.20% of the Issuer’s outstanding securities as of that date and is therefore eligible to exit the Section 13 reporting system with respect to the Issuer’s securities.
** The percent of the class was calculated based on 22,669,538 shares of Common Stock outstanding as of February 1, 2019, based on information reported by the Issuer in its Preliminary Prospectus Supplement filed pursuant to Rule 424(b)(7) (No. 333-229467) on February 4, 2019.

CUSIP No. 566330106

Item 1(a)	Name of Issuer:
The Marcus Corporation (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
100 East Wisconsin Avenue, Suite 1900, Milwaukee, WI 53202
Item 2(a)	Name of Persons Filing:
The Statement is being filed on behalf of VSS-Southern Holdings LLC, a Delaware limited liability company (the “Reporting Person”).
Item 2(b)	Address of Principal Business Office or, if None, Residence:
935 Gravier St., Suite 1200, New Orleans, LA 70112
Item 2(c)	Citizenship:
The Reporting Person is organized under the laws of Delaware.
Item 2(d)	Title of Class of Securities:
Common Stock, par value $1.00 per share
Item 2(e)	CUSIP Number:
566330106
Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4	Ownership
(a)	Amount Beneficially Owned:
See the response to Row 9 on the attached cover page.
(b)	Percent of Class:
See the response to Row 11 on the attached cover page.
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	See the response to Row 5 on the attached cover page.
	(ii) Shared power to vote or to direct the vote:	0.
	(iii) Sole power to dispose or to direct the disposition of:	See the response to Row 7 on the attached cover page.
	(iv) Shared power to dispose or to direct the disposition of:	0.

CUSIP No. 566330106

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit A attached hereto.
Item 8	Identification and Classification of Members of the Group.
Not applicable.
Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 566330106
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 6, 2019

VSS-SOUTHERN HOLDINGS LLC
By:	/s/ James W. Wood
Name: James W. Wood Title: Chief Financial Officer

EXHIBITS
A.	Statement of Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

CUSIP No. 566330106
EXHIBIT A
Statement of Identification and Classification of the Subsidiary which Acquired the Security
Being Reported on By the Parent Holding Company or Control Person.

Southern Margin Loan SPV, LLC